

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 30, 2016

William Lei Ding
Chief Executive Officer
NetEase, Inc.
Building No. 7, West Zone
Zhongguancun Software Park (Phase II)
No. 10 Xibeiwang East Road, Haidian District
Beijing 100193, People's Republic of China

> **Re:** **NetEase, Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed April 22, 2016**
> **File No. 0-30666**

Dear Mr. Ding:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

A. Operating Results

Consolidated Results of Operations

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014, page 65

1. Please include a discussion of known trends, demands, commitments, events, or uncertainties that will have or are reasonably likely to have a material impact on your financial condition, operating performance, revenues or income, or result in your liquidity decreasing or increasing in any material way. For example, we note net revenues from the e-mail, e-commerce and others segment increased by 235.7% in 2015 as compared to 2014 attributed to cross-border e-commerce. Please discuss the material trends related to e-commerce. Please provide similar disclosure regarding your advertising services and online games services, including a discussion about the lifecycle of significant games.

Refer to Item 303 of Regulation S-K and the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960.

2. We note the 86.9% increase in net revenues from online game services. Please provide additional detail about factors that contributed to the increase in net revenues. In doing so, please separately quantify the increase in revenues attributable to mobile games and the increase in revenue attributable to the Blizzard Entertainment games. Please refer to Item 5.A of Form 20-F.

Notes to the Consolidated Financial Statements

3. Concentrations and Risks, page F-21

3. We note your disclosure on page 37 that Blizzard agreed to license to Shanghai EaseNet certain online computer games with terms of three years. Further, we note your disclosure on page 65 that net revenues generated from game licensing represented 12.1%, 12.9% and 9.8% of total net revenues in 2015, 2014 and 2013, respectively. In that regard, please tell us what consideration you gave to disclosing the material concentrations of the online games licensed from Blizzard or tell us why you believe the disclosure is not required. In your response please reference ASC 275-10-50-16 through 50-22. In your response please also quantify the net revenues generated from Blizzard online game licensed agreements.

20. Share-based Compensation

(f) Other Option Plan, page F-34

4. Please clarify to us why you did not record compensation expense for options granted in relation to your other option plans. In doing so, please describe the vesting terms and conditions that must be met to achieve the vesting commencement date and explain in greater detail why achieving such is not probable. Please also tell us the number of options granted for those plans in 2013, 2014 and 2015.

26. Segment Information

(a) Description of segments, page F-37

5. We note your CODM view and run its business operations based on customer base and homogeneity of products, among other things. We also note the e-mail, e-commerce and others segment include a variety of products and services and the segment net revenues increased by 235.7% in 2015 as compared to 2014 attributed to e-commerce cross-border products as described in the third paragraph on page 66. In that regard, please explain to us what factors you considered in concluding that the products and services in the e-mail,

e-commerce and others segment are similar. Please discuss how you considered quantitative aspects such as margins and growth rates in your analysis. Refer to ASC 280-10-50-11.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562, Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Jr., Staff Attorney, at (202) 551-3485 or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products